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                                                                    EXHIBIT 20.1


(BW) (Consolidated -Capital) (CDNO) Consolidated Capital of North America Inc. Completes Acquisition of Capitol Metals Co. Inc. of Los Angeles

         DENVER--(Business Wire)--Jan. 15, 1998 -Consolidated Capital of North America, Inc. (Nasdaq/BB:CDNO) Thursday announced that it has completed its acquisition of substantially all of the assets of Capitol Metals Co. Inc.
(CMC), a Los Angeles-based steel service and distribution organization specializing in the processing of hot and cold rolled steel.

         Consolidated acquired the assets of CMC for total consideration of $9.2 million. A significant portion of the cash component of the consideration in the transaction was provided by Paul Bagley, the chairman of Consolidated. Concurrent with the acquisition, Consolidated also arranged a new $20 million senior debt facility with Congress Financial Corp.

         The assets acquired consist of 14 acres of real property in Torrance, Calif., with on-site rail service under long-term lease, on which is located a 310,000 square-foot manufacturing facility and a 19,000 square-foot office building.

         The manufacturing facility contains a coil pickling line capable of handling 20-ton coils, processing more than 14,000 tons per month, as well as three slitting lines, four cut-to-length lines and one banding line for slit coil packaging in addition to material-handling equipment.

         Christian Wolf, chief executive officer of Consolidated, stated; "The acquisition of CMC is an integral piece of our strategy for Consolidated. We see a great opportunity to continue to grow our presence in the steel service and steel stud business."

         Consolidated Capital of North America, through its wholly owned subsidiary Angeles Metal Trim Co., fabricates and sells steel framing for commercial and residential structures worldwide from its 50,000 square-foot manufacturing plant in Los Angeles and its 20,00 square-foot plant in Vancouver, Wash., and from two distribution facilities located in Tacoma, Wash., and Sacramento, Calif.

         Consolidated also manufactures and sells low-cost pre-engineered housing internationally through California Building Systems Inc., a wholly owned subsidiary.


CONTACT:         Consolidated Capital of North America
                 Jeanette Avery, 888 / 313-8051



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